
August 10, 2012

<u>Via E-mail</u>
Roger S. Penske
Chief Executive Officer
Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302

      Re: Penske Automotive Group, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed February 24, 2012
               File No. 001-12297

Dear Mr. Penske:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Statements of Operations, page F-7

1. We note the revenue stream line item of "Service and parts" on the face of your Consolidated Statements of Operations. To the extent that this line item includes both product and services, tell us what consideration you gave to separately disclosing revenues and cost of revenues by products and services pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X. In the event you concluded to combine the income streams from each individual class of product and services because each class does not exceed ten percent of the sum of all income items as noted in 5-03(b)(1) of Regulation S-X, please tell us the average separate profit margins for the product class and services class for each reporting period provided. Please also tell us what consideration you gave to

providing a discussion within Management's Discussion and Analysis for significant differences, if any exist, between the profit margins of your product class versus services class.

Notes to Consolidated Financial Statements, page F-10

Note 15. Income Taxes, page F-29

2. Please tell us more about the uncertain tax positions that are included as a reconciling item to the federal statutory rate. As part of your response, please tell us what consideration you gave to providing disclosure of the nature of this significant reconciling item as required by ASC 740-10-50-12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief

Via Email
Shane Spradlin